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VF 2-17-05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47990

RECEIVED FEB 1 5 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/03 AND ENDING 9/30/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LH ROSS & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2255 GLADES ROAD
(No. and Street)

BOCA RATON, FL 33431
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANKLIN R. MICHELIN, CFF 561-994-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREEMAN, BUCZYNER & GERO
(Name – *if individual, state last, first, middle name*)

1 SE THIRD AVENUE, SUITE 2150, MIAMI FL 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 28 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANKLIN R. MICHELIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LH ROSS & COMPANY, INC., as of SEPTEMBER 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jennifer J. Snow
My Commission DD228734
Expires October 31 2007

Signature

CHIEF OPERATING OFFICER
Title

Notary Public 2/4/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE I
LH ROSS & COMPANY, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2004

Net Capital		
Total Stockholders' Equity		$ 645,990
Deductions		
Non-allowable assets		
Other assets	79,787	
Fixed assets, net	57,967	
Intangible asset	160,000	
Inventory at 15% haircut	108,963	
Inventory at 30% haircut	11,959	
Undue concentration	81,274	
Due from Parent company	4,852,526	
Receivable, other	4,791,485	
Allowance for doubtful accounts	(9,644,011)	499,950
Net Capital		146,040
Minimum net capital pursuant to rule 15c3-1 prepared as of date of net capital computation		100,000
Excess Net Capital		$ 46,040
Aggregate indebtedness – payables, accrued expenses and cash overdraft		$ 1,372,204
Ratio of aggregate indebtedness to net capital		9 to 1
Reconciliation with Company's computation		
Net capital:		$ 146,040
Audit adjustment to clearing firm receivable		(50,000)
Audit adjustments to record additional accruals-		
Due to clients		138,473
Fines payable		97,058
Commissions payable		47,876
Payroll accrual		41,511
Audit correction to margin balance		151,007
Recalculation of haircut		(49,515)
Recalculation of undue concentrations		(31,514)
Net capital as reported by the Company:		$ 490,936